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                                                                      EXHIBIT 12



                  DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (In thousands of dollars)

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
                                                                                 Year Ended October 31
                                                     -------------------------------------------------------------------------------
                                                       2001             2000             1999             1998              1997
                                                       ----             ----             ----             ----              ----
Earnings:

  Income of consolidated group
    before income taxes and
    changes in accounting .......................... $(24,757)       $  777,507         $365,135        $1,560,032       $1,507,070
  Dividends received from
    less than fifty percent
    owned affiliates ...............................    1,675             3,065            5,734             5,555            3,591
  Fixed charges excluding
    capitalized interest ...........................  787,737           693,626          571,949           531,817          433,673
                                                     --------        ----------         --------        ----------       ----------

    Total earnings ................................. $764,655        $1,474,198         $942,818        $2,097,404       $1,944,334
                                                     ========        ==========         ========        ==========       ==========

Fixed charges:

  Interest expense of
    consolidated group including
    capitalized interest ........................... $766,254        $  677,424         $557,740        $  521,418       $  422,588
  Portion of rental charges
    deemed to be interest ..........................   22,030            17,122           15,347            12,451           11,497
                                                     --------        ----------         --------        ----------       ----------

    Total fixed charges ............................ $788,284        $  694,546         $573,087        $  533,869       $  434,085
                                                     ========        ==========         ========        ==========       ==========

Ratio of earnings to
  fixed charges* ...................................       **              2.12             1.65              3.93             4.48
                                                     ========        ==========         ========        ==========       ==========
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     The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from less than fifty percent owned affiliates.
     "Earnings" consist of income before income taxes, changes in accounting and fixed charges excluding capitalized interest. "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense which is deemed to be representative of the interest factor, and capitalized interest.

* The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

** For the year ended October 31, 2001, earnings available for fixed charges coverage were $24 million less than the amount required for a ratio of earnings to fixed charges of 1.0.